Filed by The Denali Fund Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Companies:
The Denali Fund Inc.
Investment Company Act File No. 811-21200
Boulder Growth & Income Fund, Inc.
Investment Company Act File No. 811-02328

Dear Stockholders:

The last several months have been extremely busy for us as we continually work to navigate an uncertain market environment, while also moving forward with the proposed reorganization of The Denali Fund Inc. (the “Fund”), First Opportunity Fund, Inc., Boulder Total Return Fund, Inc. and Boulder Growth & Income Fund, Inc. into a single surviving fund. I will speak more to the current market environment and provide commentary on the proposed reorganization later in this letter, but for now let us proceed with a review of the Fund’s performance.

For the six‐month period ending April 30, 2014, the Fund generated a strong absolute return of 9.8% on net assets. Due to the strong absolute performance over the period, the Fund was able to outpace the 8.4% return generated by the S&P 500 Index, the 7.9% return generated by the Dow Jones Industrial Average (DJIA) and the 5.7% return generated by the NASDAQ Composite. As you can see in the chart below, the Fund has materially outperformed its benchmarks with the exception of the NASDAQ Composite since we became the investment advisers to the Fund in October of 2007.

	3 Months	6 Months	One Year	Three Years*	Five Years*	Since October 2007**
DNY (NAV)	9.2%	9.8%	14.2%	15.6%	20.2%	6.7%
DNY (Market)	9.4%	7.8%	16.2%	13.0%	21.4%	5.3%
S&P 500 Index	6.2%	8.4%	20.4%	13.8%	19.1%	5.3%
DJIA	6.2%	7.9%	14.4%	11.8%	18.3%	5.6%
NASDAQ Composite	0.6%	5.7%	25.3%	14.2%	20.5%	7.0%

* Annualized
** Annualized since October 2007, when the current Advisers became investment advisers to the Fund.

The performance data quoted represents past performance. Past performance is no guarantee of future results. Fund returns include reinvested dividends and distributions, but do not reflect the reduction of taxes that a stockholder would pay on Fund distributions or the sale of Fund shares and do not reflect brokerage commissions, if any. Returns of the S&P 500 Index, the DJIA and the NASDAQ Composite include reinvested dividends and distributions, but do not reflect the effect of commissions, expenses or taxes, as applicable. You cannot invest directly in any of these indices. The investment return and the principal value of an investment will fluctuate and shares, if sold, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

The Fund’s position in Berkshire Hathaway, Inc. (Berkshire Hathaway) was a key contributor to the Fund’s performance on an absolute and relative basis for the six‐month period. Berkshire Hathaway generated an 11.7% return over the period, which outpaced the returns generated by the Fund’s benchmarks contributing to the Fund’s relative outperformance. As has been the case in prior periods, the large size of the Berkshire Hathaway position helped drive its overall contribution to the Fund’s performance as it accounted for roughly 26.3% of total assets at period end. As attested by the large size of the position, we continue to believe Berkshire Hathaway will be a solid contributor to the Fund’s performance over the long‐run.

An additional key contributor to the Fund’s performance on an absolute and relative basis for the six‐month period was the Fund’s position in Wells Fargo & Company (Wells Fargo). The contribution from the Wells Fargo position was driven by the 17.8% return generated by the position during the period, which was materially ahead of the returns generated by the Fund’s benchmarks. The large contribution to performance was also partially driven by its larger position size as Wells Fargo accounted for roughly 4.7% of total assets at period end. Despite continued weakness in the company’s mortgage banking business due to the market wide decline in refinancing originations, the company continues to perform well as it benefitted from solid growth across its other core business segments, further improvements in credit quality and disciplined cost management. We believe Wells Fargo is positioned to perform well over the long‐run as we feel it is one of the best operators in the industry, is solidly capitalized and has the available capacity to drive solid loan growth.

Additional key contributors to performance on an absolute, as well as, relative basis were the Fund’s positions in Oracle Corporation and Cohen & Steers Infrastructure Fund, which generated returns for the period of 22.8% and 13.4%, respectively. Despite the material appreciation of each of these positions during the period, we continue to view them favorably and believe they should continue to be solid contributors to the Fund’s performance.

On the other end of the spectrum, a key detractor to the Fund’s performance on an absolute and relative basis was its position in Freeport McMoRan Copper & Gold Inc. (Freeport McMoRan). The Fund’s position in Freeport McMoRan generated a negative 4.7% return for the period with the negative impact on the Fund’s performance amplified by the larger weight of the position as it accounted for roughly 3.7% of total assets at period end. In January of this year, the Indonesian government announced the implementation of an export ban on key mineral ores and implemented a 20% tax on concentrate exports that would increase to 60% over a period of roughly three years. As Freeport McMoRan’s Indonesian operations account for a material portion of the company’s profitability and longer‐term growth potential, the announcement had a negative effect on the price of the stock. The company believes the export ban on ores and implementation of the tax on concentrate exports does not apply to its operations as they violate the company’s pre‐existing contract of work with the Indonesian government, which does not come up for renewal until 2021. The company is working closely with the Indonesian government to resolve the matter, but until a resolution is reached, the company is unable to export roughly 60% of its production from its Indonesian operations. We believe the company’s pre‐existing contract of work provides the company with a strong defense against the recent export ban and concentrate tax implementation and expect a favorable resolution with the Indonesian government will be reached in the near‐future. Outside of Indonesia, the company continues to deliver solid execution across its operations including its oil and gas operations, which we believe are underappreciated by the market. While the increased uncertainty in Indonesia is a definite concern, we continue to view the position favorably due to the company’s long‐term growth prospects and low cost, diversified asset base combined with what we believe to be an attractively valued stock.

Another key detractor to performance on an absolute and relative basis for the period was the Fund’s position in Kohl’s Corporation, which generated a negative 2.3% return for the period and accounted for approximately 2.5% of total assets at period end. The poor performance of the position was driven by weaker underlying operating results at the company due to a shorter than normal holiday shopping season this year and weaker store traffic partially due to the severe winter weather affecting large portions of the country earlier this year. Despite the recent weak operational performance, the company appears well‐positioned to deliver improving results through the rest of the year driven by multiple growth initiatives including the further roll‐out of its loyalty program and beauty department re‐models as well as an increased focus on national brands that should help increase customer traffic. Taken in combination with the company’s attractive dividend and regular share buybacks funded by solid free cash flow generation, we believe the company’s stock should provide solid returns over the long‐run.

An additional detractor to performance for the period on an absolute and relative basis was the Fund’s position in Transocean Limited (Transocean), which generated a negative 7.7% return for the period. As part of our continuous portfolio monitoring process, we re‐evaluated the investment thesis in Transocean and determined there were more attractive alternative investment opportunities available elsewhere resulting in the sale of the position during the period. A detractor to performance on a relative basis only was the Fund’s position in Midland Holdings Limited as it generated a positive return of 2.9% during the period.

In total, the Fund performed ahead of the expectations we laid out in the previous stockholder letter. As you will remember, it was our opinion that the market was fairly valued last fall and if there was further rapid market appreciation, the Fund would generate positive absolute returns, but would run the risk of underperforming on a relative basis. A rising tide will lift all boats, but we expected some boats would rise a little faster than others due to the nature of the tide’s rise. It was our belief that any further rapid appreciation in market values from that point would probably be driven by increasing optimism and risk‐taking by market participants that would push market valuations higher than justified by the actual operational performance of the businesses that comprise the market. During such a period, market valuations will tend to move to premium levels. In such a market, the increased risk‐taking will generally favor the stocks of more speculative companies over the stocks of the higher quality companies in which we invest.

This begs the question then: Why would we not reposition the Fund toward these more speculative stocks if we expected them to outperform? The answer is simple. An investment philosophy cannot be successful over the long‐run if you are unable to maintain your discipline to it regardless of the market environment. The cold hard fact of investing is that no single investment strategy will work in every short‐term market cycle and trying to shift one’s strategy to specific market conditions is an almost certain way to underperform the market. It is our belief that superior absolute returns can be delivered over the long‐run as long as you remain disciplined to a strong investment philosophy. As I have stated many times in these letters, our philosophy is to invest in good companies at attractive valuations for the long‐run and we firmly believe this philosophy has the capacity to outperform over the long‐run. As a stockholder in the Fund, you can rest assured that your investment will always be managed in adherence to this philosophy regardless of the prevailing market environment.

So where do we stand today? After continued market appreciation in excess of underlying business fundamentals, we believe the general market has begun to trade at premium valuations. While we do not believe the market has reached a level of excessive valuation premiums, it has made it increasingly difficult to identify attractive new investment opportunities. If the market appreciates and moves further into premium valuation territory, we would expect the Fund to generate positive absolute returns, but continue to run the risk of underperforming relative to the benchmarks. This will especially be the case if stock valuations begin to trade at unreasonable premiums to their underlying businesses, at which point the Fund may rotate further into cash assets. Despite this possibility, we continue to believe the Fund’s portfolio is well positioned to deliver solid long‐term returns due to its attractively valued investments in what we regard as high‐quality, defensible businesses.

In the meantime, we will continue our efforts to address the Fund’s large share price discount. As you know, one of the actions currently being undertaken on this front is the proposed reorganization. As discussed in our prior letter to stockholders, our press release of November 2013 and other filings with the SEC, the completion of the reorganization is subject to requisite stockholder approvals and all regulatory requirements and customary closing conditions being satisfied. As a number of steps remain before the reorganization can be completed, there is still much to be done and we will continue to work to move the proposed reorganization forward. We believe it represents an important step forward in our efforts to better serve the Fund’s stockholders and indirectly addresses the Fund’s share price discount. We hope you will view the reorganization as favorably as we do.

As always, I would like to wish you all a safe and happy summer and I look forward to writing you again soon.

Sincerely,

/s/ Brendon Fischer
Brendon Fischer, CFA

Portfolio Manager

June 10, 2014

The views and opinions in the preceding commentary are as of the date of this letter and are subject to change at any time. This material represents an assessment of the market environment at a specific point in time, should not be relied upon as investment advice and is not intended to predict or depict performance of any investment. Portfolio weightings and other figures in the foregoing commentary are provided as of period-end, unless otherwise stated.

This letter is not intended to, and does not, constitute an offer to sell, or solicitation of an offer to buy, shares of any of the Fund or Boulder Growth & Income Fund, Inc.; nor is this letter intended to solicit a proxy from any stockholder of any of the aforementioned funds. Such solicitations will only be made by a final, effective registration statement, which includes a definitive Joint Proxy Statement/Prospectus (the “Registration Statement”), after the Registration Statement is declared effective by the SEC.

INVESTORS AND SECURITY HOLDERS OF THE FUND ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS AND OTHER PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS AND EXPENSES OF THE SURVIVING FUND CAREFULLY. THE REGISTRATION STATEMENT WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS AND EXPENSES OF THE FUNDS AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS.

The Registration Statement will not constitute an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted. Security holders may obtain free copies of the Registration Statement and other documents (when they become available) filed with the SEC at the SEC's web site at www.sec.gov. In addition, free copies of the Registration Statement and other documents filed with the SEC may also be obtained after effectiveness of the Registration Statement by calling (877) 561‐7914.

Note to Stockholders on the Fund’s Discount. As most stockholders are aware, the Fund’s shares presently trade at a significant discount to net asset value. The Fund’s board of directors is aware of this, monitors the discount and periodically reviews the options available to mitigate the discount. In addition, there are several factors affecting the Fund’s discount over which the board and management have little control. In the end, the market sets the Fund’s share price. For long‐term stockholders of a closed‐end fund, we believe the Fund’s discount should only be one of many factors taken into consideration at the time of your investment decision.

Note to Stockholders on Leverage. The Fund currently has Auction Rate Preferred Shares outstanding, which results in the use of leverage. Leverage creates certain risks for holders of Common Stock, including the likelihood of greater volatility of the NAV and market price of the Common Stock. The Fund utilizes leverage to seek to enhance the returns for its common stockholders over the long term; however, this objective may not be achieved in all interest rate environments. As a result of the failed auctions for the Auction Preferred Shares, the Fund pays Auction Rate Preferred Shareholders a dividend rate that is generally tied to short‐term interest rates. This dividend rate has been and remains generally economical compared to the earnings of the Fund’s investments. However, to the extent that in the future short‐term interest rates increase and the cost of this leverage increases, and earnings from the Fund’s investments do not increase, the Fund’s net investment returns may decline. Moreover, the Fund is required to maintain an asset coverage ratio of 200% on any outstanding Auction Rate Preferred Shares. If the Fund were unable to maintain the required asset coverage ratio, it could be required to deleverage and sell a portion of its investments at a time when it might be disadvantageous to do so. Fund management and the Fund’s board of directors continue to explore other liquidity and leverage options, including borrowing through a credit facility; this may result in Preferred Shares being redeemed or repurchased in the future. Notwithstanding this, the board of directors may ultimately decide to leave the current Auction Rate Preferred Stock outstanding if, after evaluating liquidity solutions that would enable the Fund to redeem the Preferred Stock, the board determines that such solutions would be inconsistent with the interests of the Fund’s stockholders.